SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Stillwater Mining Company
(Name of Subject Company (issuer))

Norimet Limited
NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir O. Potanin
Mikhail D. Prokhorov
(Names of Filing Persons (offerors))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

86074Q102
(CUSIP Number of Class of Securities)

Peter Holodny
Norimet Limited
Cassini House, 6th Floor
57 St. James Street
London, SW1A 1LD
+44 (207) 565-6444
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

David N. Powers
Baker Botts L.L.P.
1299 Pennsylvania Ave., N.W.
Suite 1300
Washington, D.C. 20004
(202) 639-7769

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$32,625,000	$2,639.36

*	For purposes of calculating amount of filing fee only. This amount assumes the purchase of 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company at a purchase price of $7.50 per share.

**	The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,639.36

Form or Registration Number: Schedule TO

Filing Party:	Norimet Limited
NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir Potanin
Mikhail D. Prokhorov

Date Filed: July 22, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on July 22, 2003, as supplemented and amended by Amendment No. 1 to the Schedule TO, filed on July 24, 2003, and as further supplemented and amended by Amendment No. 2 to the Schedule TO, filed on August 14, 2003 (the “Schedule TO”) of Norimet Limited (“Norimet”), a corporation organized under the laws of England and Wales and a wholly-owned subsidiary of MMC Norilsk Nickel, a Russian open joint stock company (“Norilsk Nickel”), relating to the offer by Norimet to purchase up to 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company, a Delaware corporation (“Stillwater”) at a purchase price of $7.50 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2003 (the “Offer to Purchase”), as amended, and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 3 to the Schedule TO is being filed on behalf of Norimet, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, Vladimir O. Potanin, and Mikhail D. Prokhorov. Capitalized terms not defined herein have the meanings specified in the Offer to Purchase.

     The information in the Offer to Purchase, as amended, and the related letter of transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. Additional Information

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On August 27, 2003, Norilsk Nickel issued a press release announcing the preliminary results of the offer, which expired at 12:00 midnight, New York City time, on Tuesday, August 26. A copy of this press release is attached hereto as Exhibit (a)(1)(M) and is incorporated herein by reference.”

ITEM 12. Materials To Be Filed As Exhibits.

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
**(a)(1)(K)	Summary Advertisement
***(a)(1)(L)	Press release issued by Norilsk Nickel on August 14, 2003, announcing extension of the tender offer and amendments to the Schedule TO
(a)(1)(M)	Press release issued by Norilsk Nickel on August 27, 2003, announcing expiration of the tender offer
(b)	None

(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

*	Previously filed with the Schedule TO on July 22, 2003.
**	Previously filed with Amendment No. 1 to the Schedule TO on July 24, 2003.
***	Previously filed with Amendment No. 2 to the Schedule TO on August 14, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

NORIMET LIMITED

By:	/s/ Peter Holodny

Name:	Peter Holodny
Title:	President

NN METAL HOLDINGS SA

By:	/s/ Siegfried Pasqual

Name:	Siegfried Pasqual
Title:	Chief Executive Officer

NORILSK HOLDING SA

By:	/s/ Siegfried Pasqual

Name:	Siegfried Pasqual
Title:	Chief Executive Officer

MMC NORILSK NICKEL

By:	/s/ Mikhail D. Prokhorov

Name:	Mikhail D. Prokhorov
Title:	General Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin

Name:	Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov

Name:	Mikhail D. Prokhorov

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Notice of Guaranteed Delivery

*(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9

(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)

(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)

(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)

*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer

**(a)(1)(K)	Summary Advertisement

***(a)(1)(L)	Press release issued by Norilsk Nickel on August 14, 2003, announcing extension of the tender offer and amendments to the Schedule TO

(a)(1)(M)	Press release issued by Norilsk Nickel on August 27, 2003, announcing expiration of the tender offer

(b)	None

(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)

(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)

(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)

*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel

(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)

(g)	None

(h)	None

    * Previously filed with Schedule TO on July 22, 2003.
  ** Previously filed with Amendment No. 1 to the Schedule TO on July 24, 2003.
*** Previously filed with Amendment No. 2 to the Schedule TO on August 14, 2003.